Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

June 5, 2009

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	General Electric Company
Form 10-K for the year ended December 31, 2008
Filed February 18, 2009
File No. 001-00035

Dear Ms. Crane:

We are responding to your comment letter dated May 15, 2009, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the year ended December 31, 2008

Critical Accounting Estimates, page 53

1.
Your response and proposed revised disclosure to prior comment 13 do not clearly communicate whether management is attributing the determination of the final fair value of your commercial aircrafts presented in the financial statements to the independent appraisers or whether management is taking responsibility for deriving the fair value amount and considered or relied in part upon the reports of the independent appraisers. We note for example, that you use an average of the appraisal data to determine the fair value. Please provide us with revised proposed disclosure addressing the above concern. In addition, apply this comment to, and provide us with similar revised disclosure on, your use of independent appraisers when estimating your unguaranteed residual values.

Response:

The Company notes the Staff’s comment and will revise its disclosure in future filings along the following lines:

“The fair values of commercial aircraft are based upon management’s best estimate. In determining its best estimate, management evaluates average current market values (obtained from third parties)

of similar type and age aircraft, which are adjusted for the attributes of the specific aircraft under lease.

Estimates of unguaranteed residual values are based upon management’s best estimate of the value of the aircraft at the end of the lease term. We use various sources of data in determining this estimate, including information obtained from third parties, which is adjusted for the attributes of the specific aircraft under lease.”

Note 28. Fair Value Measurements, page 127

2.
In future filings, consistent with the information you provided in the first two paragraphs of your response to prior comment 15, please revise this note or the Critical Accounting Estimates section of MD&A to describe the process by which you obtain pricing information, the methodologies and assumptions used by the independent pricing vendor and how you validate these inputs.

Response:

The Company notes the Staff’s comment and will revise its disclosure in the Investments in Debt and Equity Securities section of the Fair Value Measurements note in future filings to describe the process by which we obtain pricing information, the methodologies and assumptions used by the independent pricing vendor and how we validate these inputs, consistent with the first two paragraphs of our response to prior comment 15.

Form 10-Q for the quarterly period ended March 31, 2009

Note 13. Goodwill and Other Intangible Assets, page 21

3.
We note the disclosure added in response to prior comment 14. Please confirm to us that the additional analysis of the Capital Finance reporting units you conducted during the first quarter of 2009 was performed using the opening balance sheet as of January 1, 2009 and NOT data as of December 31, 2008 as you disclosed. Please revise the disclosure in future filings.

Response:

The Company notes the Staff’s comment and will revise its disclosure in future filings to clarify that the additional analysis of the Capital Finance reporting units conducted during the first quarter of 2009 was performed using the opening balance sheet as of January 1, 2009.

Note 19. Intercompany Transactions, page 37

4.
We note the disclosure relating to the intercompany transaction that was not eliminated in presenting your consolidated cash flows for the year ended December 31, 2008. In future Forms 10-Q filed in fiscal 2009, please revised the disclosure to also indicate the captions on the consolidated statements of cash flows where the amounts were presented.

Response:

The Company notes the Staff's comment and will revise its disclosure in future filings to identify the captions on the Consolidated Statements of Cash Flows where the amounts are presented. We supplementally advise the Staff that the amounts were included in the captions “all other investing activities” and “all other financing activities."

GE Cash Flow, page 45

5.
We note your response to prior comment 12. However, we note that the company has presented the information on GE CFOA and GECS Cash Flows because you believe it is a useful supplement to the required consolidated cash flow and to examining in a broader context the business activities that provide and require cash. We further note from disclosures in this filing and in your Forms 10-K that GE uses the sales of its customer receivables to GECS to fund the growth of its industrial businesses. Given that the gross amount of cash generated by GE from selling receivables to GECS was $36.3 billion in 2008, representing approximately 31.4 percent of your total cash generated from operation cash collections, the information appears to be meaningful to investors.

•
In future filings, please revise the section to clearly describe the program and to disclose the gross amount of cash generated from selling receivables to GECS as well as the carrying amount of the receivables sold to GECS in each period.

•
Tell us and revise future filing to clarify whether the amount of cash that you would have collected had you not sold receivables to GECS – for example the $36.4 billion in 2008, is equal to the carry amount of the GE receivables sold to GECS in a given period.

Response:

The Company respectfully notes the Staff’s comments.  As discussed with the Staff on May 21 and 28, 2009, we believe that our current disclosure of the incremental effect of factoring on GE cash from operating activities (CFOA) is a more relevant measure for investors than disclosure of the gross volume of factoring activity, as it quantifies the net effect resulting from GE selling receivables to GECS.  Further, we believe that disclosure of the gross amount of cash generated from selling receivables to GECS may be misleading without substantial explanation.

As with many companies, we rigorously manage cash flow of our industrial businesses.  We evaluate our business leaders on their ability to fund their operations by producing sustainable cash flow.  The use of factoring to manage operating cash flow is common among industrial companies.  It is a basic and well-recognized method of managing operating cash flow that, by definition, reflects the capability of a business operation to generate cash.  The Company utilizes both internal and external factoring platforms in managing its industrial working capital.

The Company has reviewed the filings of a number of other industrial companies, including those with affiliated financing businesses (and who provide supplementary financial data separately stating results for their industrial and financing businesses).  Disclosure of factoring arrangements – whether internal or external – was varied.  In some cases, the disclosures were very similar to those of the Company.  Other examples were more limited.

As the Staff noted during our discussions, disclosure of the gross amount of factoring is not required under U.S. GAAP.

The following reflects a summary of disclosures in our 2008 Form 10-K on our intercompany sales of receivables and its effects on cash flows from operations:

•	Disclosure of intercompany factoring (MD&A page 49),
•	Amount by which such sales of receivables affected GE CFOA (MD&A page 49),
•	Disclosure of other intercompany transactions including GECS services for trade receivable management (Note 26 page 124),
•	Disclosure of intercompany receivable sales eliminated in deriving the Consolidated Statement of Cash Flows (Note 26 page 124), and
•
Disclosure of the amounts of current receivables by segment at the GE and Consolidated level, with explanation that the latter included GE industrial receivables factored through a GECS affiliate (Note 10 page 101).

We believe that our disclosure is consistent with the requirements of U.S. GAAP and that our incremental MD&A disclosure reflects the information that is most meaningful to investors to understand the effects of our intercompany factoring arrangements on GE CFOA.

D. Liquidity and Borrowings, page 53

Credit Rating, page 56

6.
We note your response to prior comment 8 and the revised disclosure included on page 56. Consistent with your response, please further revise the disclosure in future filings to explain in greater detail why you believe the recent downgrades will not have a significant impact on your cost of funding or liquidity. We note, for example, that you believe that the downgrades had been widely anticipated in the market and were already reflected in the spreads on your debt. Likewise, we note that you expect that funding costs for all companies participating in the TLGP will increase, which should make your newly issued debt more attractive and therefore enable your funding costs to be lower on a relative basis.

Response:

The Company notes the Staff’s comment and will revise its disclosure in future filings to explain in greater detail why we believe the recent downgrades will not have a significant impact on our cost of funding or liquidity.

7.
We note your response to prior comment 10 and the revised disclosure included in this section. In future filings, please further revise the disclosure to tell investors that you have only disclosed those instruments in which a material impact on your financial condition and results of operations might occur if certain ratings downgrade provisions were triggered. Consistent with your response, clarify for investors that you have not disclosed other triggers contained in your debt instruments and explain why.

Response:

The Company notes the Staff’s comments and will revise its disclosure in future filings to clarify for investors that we have not disclosed other ratings downgrade triggers contained in our debt instruments and explain why.

Income Maintenance Agreement and Ratio of Earnings to Fixed Charges, page 56

8.
We have reviewed your response to prior comment 11 and held discussions with representatives of your company on May 11, 2009. Based on your response and those discussions, please revise your disclosure in future filings, as applicable, to provide your shareholders with a better understanding of the Income Maintenance Agreement and the operation and effect of the ratio of “earnings” to “fixed charges” as set forth in that agreement. For example, please consider disclosing or clarifying, if true, the following:

•
the history and purpose of the Income Maintenance Agreement; that the agreement is only between GE and GE Capital with no third party beneficiaries; that the agreement is not currently in place at the request of or for the benefit of any lender or credit rating agency;

•
clarify that measurements for purposes of the Income Maintenance Agreement are made only after the end of each fiscal year and if the ratio for the entire fiscal year was less than 1.10, only then would income maintenance payments/capital contributions be required;

•	that income maintenance payments/capital contributions to GE Capital are considered to be “earnings” solely for purposes of calculating the ratio;

•
that if the ratio was not maintained consistent with the agreement, no other indebtedness would become due or payable (i.e., cross-default) or no downgrade in either company’s credit ratings would be automatically triggered;

•	the capital contributions to GE Capital could be used to reduce outstanding indebtedness which could have the effect of reducing fixed charges in future periods; and

•
how the 2008 and 1Q 2009 capital contributions to GE Capital were used and what effect those contributions are expected to have on the ratio under the Income Maintenance Agreement for the current fiscal year.

Response:

The Company notes the Staff’s comments and will revise its disclosure, as appropriate, in future filings to provide our shareholders with additional information regarding the Income Maintenance Agreement.

Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY
/s/ Jamie S. Miller
Jamie S. Miller
Vice President – Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel
F. Casal, Partner, KPMG LLP